Mail Stop 3561   January 5, 2007

Steven Binninger, President
Java Detour, Inc.
2121 Second Street
Building C, Suite 105
Davis, California 95616

          Re: Java Detour, Inc.
                 Form 10-SB
                 Filed December 8, 2006
                 File No. 0-52357

Dear Mr. Binninger:

          We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may or may not raise
additional comments.

          Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

   1. Please be advised that your registration statement will automatically become
      effective sixty days after filing. Since you initially filed on December 8, 2006,
      your filing will become effective on February 6, 2007. Upon effectiveness, you
      will become subject to the reporting requirements of the Securities Exchange Act
      of 1934, even if we have not cleared your comments. If you do not wish to incur
      those obligations until all of the following issues are resolved, you may wish to
      consider withdrawing your registration statement and resubmitting a new
      registration statement when you have revised your document.

   2. Please be aware that the statutory safe harbor provision for forward-looking
      statements does not apply to forward-looking statements made with respect to the

business or operations of a penny stock issuer or a non-reporting company. See Sections 21E(b)(1)(C) and 21E(b)(2)(D) of the Securities Exchange Act of 1934. As it appears you are a penny stock issuer, please revise to eliminate any reference to the Private Securities Litigation Reform Act of 1995 on pages i and 13.

3. We presume you are presenting the historical financial statements of JDCO, Inc. since you were a shell company with no operations at the time of the merger on November 30, 2006. If our understanding is correct, the financial statements, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Liquidity and Capital Resources sections of your document presented as of September 30, 2006 should be of Java Detour, Inc. (i.e., the shell company) and not JDCO, Inc. up until February 14, 2007 when you are required to update the financial statements in your pending registration statements. You should, however, include the historical financial statements of JDCO, Inc. for the same periods presented for Java Detour pursuant to Item 310(c) of Regulation S-B and pro forma financial statements required by Item 310(d) of Regulation S-B. After February 14, 2007, we would expect the financial statements to be those of the accounting acquirer, JDCO, Inc. reflecting the recapitalization as of November 30, 2006. This comment also applies to the financial statements provided in your Form SB-2 filed on December 29, 2006 and Form 8-K filed on December 8, 2006 as amended on Form 8-K/A filed on December 11, 2006.

4. Considering that several significant events impacting your financial statements occurred subsequent to September 30, 2006, including the private placement, the conversion of your preferred stock and certain debt obligations, and exercise of certain warrants, it appears that your future financial statements will be materially different from those presented as of September 30, 2006. As such, please provide pro forma financial statements that reflect the preceding and all other material transactions surrounding your reverse merger transaction in your amended filing.

5. Please explain how you accounted for your reverse merger acquisition with JDCO, Inc.. In doing so, please provide the following information:

- Confirm and disclose that Java Detour, Inc. (formerly Media USA.com, Inc. or Media USA) was a shell company and that you accounted for the transaction as a recapitalization outside the scope of SFAS 141;

- Tell us whether or not Media USA became a shell within the last 12 months by abandoning or disposing of material operations;

- Detail for us the balance sheet adjustments you recorded on the acquisition date. To assist in our review, provide us with a tabular presentation of your balance sheet on the acquisition date that includes columns for (1) Media USA before the merger, (2) JDCO before the merger, (3) acquisition adjustments, and (4) the consolidated company after the merger;

- Explain how the transaction impacted your historical earnings per share computations, including the effect on your weighted average shares outstanding; and

- Confirm that you recognized the costs of the transactions directly to equity only to the extent of cash received and that you charged to expense all costs in excess of cash received.

Part I

Item 1. Description of Business, page 1

Overview

6. Describe in further detail how you intend to address your competition with "highly refined drink preparation systems" and "specialized training procedures." Indicate how much this will cost, what resources you will use and when you expect to have these systems and procedures in place. It appears that this discussion would be appropriate under Business and Management's Discussion and Analysis or Plan of Operations.

Retail Stores, page 1

7. Please explain "end cap" and "inline" store.

8. Please include a table that shows the location of your company-owned and franchised stores.

9. Please also include a table that shows your revenue components for the periods presented in your financial statements.

Store Design and Atmosphere, page 1

10. Please indicate how your stores are "ergonomically designed" and by whom.

Company-Owned Stores, page 2

11. In the 2nd paragraph you indicate that in October 2003 you entered into a 3 year agreement to develop at least 15 stores and that that you have done 6. That is more than 3 years ago and you are short of your goal. Please update the discussion in this paragraph and give the current status of your development.

Also discuss the material terms of the transactions you refer to.

12. We note you refer to "an oral development agreement with Focus Brands to open co-branded Java Detour®/Cinnabon stores both nationally and in your international development territories." Please indicate that such an agreement has no legal basis and thus no assurance of any performance.

13. We note in your Description of Properties on page 22 that you regularly evaluate the economic performance of your company-owned stores and, when feasible, close or sell ones that do not meet your expectations. Please discuss in further detail your activities in this regard.

Franchised Stores, page 2

14. Please discuss your franchise terms.

Growth Strategy, page 2

15. Please revise the following captions as they are self-promoting in nature:

- *"Continuing to increase brand recognition and customer loyalty."*
- *"Continuing to increase comparable same store sales and operating margins."*
- *"Continuing to open successful new company-owned stores throughout the country."*
- *"Continuing to expanding our franchise operations."*

16. Please discuss in further detail your relationships with other distribution channel partners and how you are further expanding your brand awareness outside your existing markets.

17. Please discuss in further detail the new proprietary products you plan to introduce, when you expect to introduce them and if you anticipate that they will constitute a material part of your sales mix. We note your discussion of products you have already introduced on page 3. Indicate the current status of any development.

18. We note that you will seek to exploit distribution channels such as grocery stores, mass merchandisers, office coffee providers, airlines, hotels and college campuses to boost sales and brand recognition. Please indicate how and when you anticipate doing this. If you have engaged in any activities toward this end, please describe. Indicate the current status in this regard.

19. Please explain "stand-alone pad spaces."

Coffee Beans, page 4

20. Please describe the extent to which you control coffee purchasing, roasting and packaging, and the distribution of coffee used in your operations.

21. Please indicate where your coffee beans come from and what arrangements you have to insure a continuous supply.

22. Please clarify through what date you have an adequate supply of green coffee, based on your commitments and existing inventory.

Employees, page 6

23. We note the number of your employees. Please describe their duties. Indicate how many are involved in the various aspects of your business, such as evaluating franchise locations, purchasing products, serving customers in your stores, etc.

Risk Factors, page 6

24. Several of your risk factor captions merely state facts and do not describe the risks in concrete terms. For example, the caption "If we fail to continue to develop and maintain our brand, our business will suffer" does not explain that if your brand-building strategy is unsuccessful, these expenses may never be recovered, and you may be unable to increase your future revenue or implement your business strategy. The caption "Our growth through franchising may not occur as rapidly as we currently anticipate and may be subject to additional risks" does not describe those risks. Please generally review your risk factor captions and text to ensure that they clearly describe the discrete material risks to you or your investors. Avoid the generic conclusion that your business would be "adversely affected."

Risks Related To Our Capital Structure, page 10

25. Please include a risk factor concerning the fact that you currently pay JDCO a royalty equal to 75% of gross revenues received each month in connection with the Java Detour Licensing Agreement.

Item 2. Management's Discussion and Analysis or Plan of Operations, page 14

26. In connection with the strategic agreements you have signed to expedite your national expansion which you refer to under Company-Owned Stores on page 2, please expand your discussion here to address your financial obligations under these agreements and how you expect to meet them. Also address the other key elements of your strategic planning. We note your discussion under Liquidity and

Capital Resources.

27. Please note that Item 303(b)(1) of Regulation S-B requires, as applicable, a discussion of any known trends, events, or uncertainties that are reasonably likely to have a material effect on your net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would otherwise cause reported financial information not necessarily to be indicative of future operating results or financial condition. For example, are there any trends that you anticipate will impact your revenues and do you expect your revenues to increase, decrease or stay the same? Please revise accordingly. For additional guidance, please refer to SEC Releases 33-6835, 33-8056, and 33-8350.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 27

28. Please discuss clearly and in further detail the background of the reverse merger. Indicate the identity of the shareholders involved, the reasons for the merger and the basis on which the terms were determined. Please make clear the significance that 75% of your monthly gross revenues are paid to JDCO.

29. Please specify whether the disclosed transactions were made on terms as favorable to you as available in arms' length transactions in the marketplace.

Item 8. Description of Securities, page 29

30. Please give the approximate number of your shareholders. See Item 201(b) of Regulation S-B.

31. Please provide the information regarding dividends described in Item 201(c) of Regulation S-B.

Other

32. It does not appear you have provided the information concerning disclosure controls and procedures required by Item 307 of Regulation S-B. Please revise.

Consolidated Financial Statements of JDCO, Inc., page F-1

Consolidated Balance Sheet, page F-3

33. Please explain the meaning of the phrase "Substantially Pledged" that appears on the face of your balance sheet.

34. Please tell us your basis in GAAP for classifying the due from stockholders line item as an asset as opposed to as a reduction of equity. Regardless of classification, please disclose the nature and repayment terms of the receivables, the shareholders intent to repay, and whether the receivables are collateralized and interest-bearing. Please reference, by analogy, SAB Topic 4-G.

Notes to Audited Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies, page F-7

35. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expense line item. In doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in cost of sales. If you currently exclude a significant portion of these costs from cost of sales, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses. To the extent it would be material to an investor's ability to compare your operating results to others in your industry, you should quantify in MD&A the amount of these costs excluded from cost of sales.

36. Please disclose the types of expenses included in controllable and non-controllable store expenses.

Stock Based Compensation, page F-7

37. We note your disclosure on page 15 that you issued Hunter World Markets, Inc. shares of common stock for consulting services rendered. Please tell us how you account for equity instruments issued to other than employees. In particular, please tell us the dates you use to measure the fair value of your equity instrument issuances and the periods you use to recognize the related expense. Please demonstrate how your accounting policies are in accordance with EITF 96-18 and/or other applicable accounting guidance;

Revenue Recognition, page F-9

38. Please tell us and disclose the nature and terms of your Regional Director Marketing Agreement and how your revenue recognition policy for regional director fees complies with GAAP.

39. We note your disclosure on page 4 that you offer coupons to customers. Please tell us the nature and terms of any incentives you offer to customers, including discounts, coupons, rebates, or free products. Please also disclose your accounting policy for these types of arrangements, including the statement of operations line item in which each type of arrangement is included. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-09.

Earnings Per Share, page F-10

40. Earnings per share data in your financial statements should be presented in accordance with SFAS 128. Accordingly, in future filings that include earnings per share in the financial statements, please disclose, for each period presented, a reconciliation of the numerators and denominators of basic and diluted earnings per share computations.

Recently Issued Accounting Pronouncements, page F-10

41. We note several instances here and elsewhere in your filing where you indicate you are in the process of determining or have not determined the impact that a recently issued accounting pronouncement will have on your financial statements. Considering that several of the cited pronouncements are effective for the periods presented and are required to be adopted, we do not understand why the impact of those pronouncements on your financial statements is still undetermined.

Note 5 – Notes Receivable, page F-12

42. We note that you recognized a gain of approximately $300,000 from the sale of one of your stores and recorded a note receivable from the buyer. In regards to this sales transaction, please provide us with the following information:

- Please tell us and disclose the interest rate on the note receivable. If the note receivable is not interest-bearing or bears other than a market rate of interest, please confirm that you imputed interest at an appropriate rate at the date the receivable arose and that the receivable was recorded at fair value. If applicable, please note that the difference between the present value and the face amount of the note receivable should be treated as a discount or premium and amortized as interest expense. Refer to APB 21; and

- Please help us understand why you classified the gain on sale within sales and other operating revenues as opposed to as a component of other income.

Since it appears that the sale of the store was not generated within the normal course of your business activities, we believe classification of the gain in other income is appropriate.

Note 7 – Lease Commitments, page F-15

43. Please disclose a general description of your leasing arrangements, including the existence of renewal or purchase options and escalation clauses. See paragraph 16d. of SFAS 13.

Note 11 – Income Taxes, page F-16

44. Please review your income tax disclosures to ensure they fully comply with paragraphs 45-47 of SFAS 109. Your tables in the middle and at the bottom of page F-17 do not appear to reconcile to the face of your statements of operations or comply with SFAS 109.

45. Considering the existence of negative evidence under SFAS 109, such as your operating losses in fiscal year 2004 and for the nine months ended September 30, 2006, please explain in detail why you do not have a full valuation allowance on your deferred tax assets. Specifically discuss the negative and positive evidence under SFAS 109 that you considered in your evaluation. As noted in paragraph 103 of SFAS 109, a cumulative loss in recent years may be difficult to overcome, requiring positive evidence of sufficient quality and quantity to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed. A projection of future taxable income is inherently subjective and will generally not be sufficient to overcome negative evidence that includes cumulative losses in recent years. Please be detailed in your response.

46. Since your deferred tax assets comprise a significant portion of your total assets, please disclose the following information regarding the realizability of your deferred tax assets:

- The minimum amount of future taxable income that would need to be generated to realize the deferred tax assets and whether the existing levels of pretax earnings for financial reporting purposes are sufficient to generate that minimum amount of future taxable income;

- The operating improvements necessary to realize the deferred tax assets;

- The historical relationship between pretax earnings for financial reporting purposes and taxable income for income tax purposes, including the nature and amount of material differences between such amounts. You may consider using a table format to reconcile pretax income and taxable income for each year the financial statements are presented;

- The expected timing of reversal of significant deferred tax assets arising from deductible temporary differences;

- The tax planning strategies that would be available to generate future taxable income if you were unable to generate sufficient future taxable income from ordinary and recurring operations; and

- The effect that income tax payments would have on your liquidity and capital resources.

Unaudited Consolidated Financial Statements, page F-21

Notes to Unaudited Consolidated Financial Statements, page F-25

Note 14 – Private Placement and Proposed Reverse Merger, page F-38

47. We note that you completed a $10 million private placement of units and that each unit consisted of four common shares and one warrant entitling the holder to purchase a share of common stock at an exercise price of two times the purchase price attributable to one share of common stock. Please provide us with a detailed explanation of your accounting treatment for the warrants issued in conjunction with your unit issuance. In doing so, tell us whether you considered paragraph 6 of SFAS 133 in determining whether or not the warrants are freestanding derivatives requiring fair value treatment. If you believe that the warrants are not freestanding derivatives under paragraph 11a. of SFAS 133, please tell us in detail how you applied paragraphs 12-32 of EITF 00-19, particularly paragraphs 14-18 regarding settlements in registered shares, in arriving at your conclusion. Please ensure you explain the written and unwritten settlement alternatives if you are unable to successfully register the underlying shares with the SEC. Please also clarify for us if liquidated damages are to be paid to the warrant holders regardless of whether the holders exercise the option and receive registered shares. This comment also applies to the warrants to purchase 2,000,000 shares of common stock issued to Hunter World Markets, Inc. and the five-year warrants to purchase 500,000 shares of common stock issued to an affiliate of Hunter World Markets, Inc. as part of your bridge financing transaction.

48. We note that you paid an affiliate of Hunter World Markets, Inc. $1,000,000 in commissions as compensation for securities sold in the private placement. Citing authoritative accounting guidance, please tell us how you accounted for the commissions provided to Hunter.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, or me at 202-551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas Poletti, Esq.
        Fax: (310) 552-5001